May 10, 2011

VIA EDGAR

W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street N.E.,

Washington, D.C. 20549-4631

Kevin Stertzel

Anne McConnell

Division of Corporation Finance

Telecopier Number: (703) 813-6982

RE:	PulteGroup, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

File No. 1-09804

We are in receipt of the referenced letter, which requires a response within 10 business days. Due to several situations, we formally request a response extension to no later than May 20, 2011.

Our annual meeting for shareholders will be held on May 11, 2011. Due to the necessary preparations and focus for the annual meeting and related meetings of our board of directors and committees thereof, we would appreciate additional time to prepare our response.

This matter was informally discussed with Kevin Stertzel via telephone earlier today.

Thank you for your consideration of this matter.

Very truly yours,

/s/ Michael J. Schweninger
Michael J. Schweninger
Vice President and Controller